ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Interim Financial Statements

(Canadian Dollars)
(Unaudited - See Notice to Reader)
June 30, 2006 and 2005

Notice to Reader
Regarding the financial statements for the six months ended June 30, 2006 and 2005

The accompanying consolidated interim balance sheets of Astris Energi Inc. as at June 30, 2006 and the consolidated interim statements of operations and deficit and cash flows for the six months then ended have been prepared by management in accordance with Canadian generally accepted accounting principles. These interim financial statements have not been reviewed by an auditor to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes. These should be read in conjunction with the 2005 audited financial statements of Astris Energi Inc.

Mississauga, Canada
August 28, 2006

ASTRIS ENERGI INC.	Statement I
(A Development Stage Company)
Consolidated Interim Balance Sheet
(Canadian Dollars)
(Unaudited - See Notice to Reader)

	June 30,	December 31,	June 30,
	2006	2005	2005

Assets
Current
Cash and Short Term deposits	$686,089	$27,857	$171,195
Receivables	6,501	114,300	509
Prepaid expenses and deposits	120,905	168,509	60,295
Government Tax receivable	27,505	41,838	32,405
Inventory	-	13,657	-
	841,000	366,161	264,404
Deferred Debenture Financing Costs (Note 15)	474,930	-	-
Property, Plant & Equipment (Note 4)	565,996	603,848	619,009
Technology and Patent Costs(Note 4 and 16(a))	25,867	12,485	1,381,671

	$1,907,793	$982,494	$2,265,084

Liabilities
Current
Payables and accruals	572,960	773,094	348,962
Deferred revenue	-	17,856	79,313
6% Convertible Debenture, Due Dec. 10, 2005 (Note 10)	-	420,000	420,000
	572,960	1,210,950	848,275

Long Term
$Can Convertible Debenture @ 10% due April 9, 2009 (Note 10)	420,000	-	-
$US Convertible Debenture @ 10% due April 9, 2009 (Note 18)	1,672,500	-	-
	2,092,500	-	-

	2,665,460	1,210,950	848,275

Shareholders' Equity (Deficiency)
Share capital (Note 7(a))	10,150,022	10,030,096	8,848,910
Contributed surplus (Note 7(c))	5,141,715	4,062,739	3,169,379
Deficit	(16,049,404)	(14,321,291)	(10,601,480)
	(757,667)	(228,456)	1,416,809

	$1,907,793	$982,494	$2,265,084

ASTRIS ENERGI INC.	Statement II
(A Development Stage Company)
Consolidated Interim Statement of Operations and Deficit
(Canadian Dollars)
(Unaudited - See Notice to Reader)

	For the three months ended June 30, 2006	For the three months ended June 30, 2005	For the six months ended June 30, 2006	For the six months ended June 30, 2005
Revenues
Sales (Note 9)	$13,101	$14,183	$59,945	76,364
Total	13,101	14,183	59,945	76,364

Expenses
Research and Development	203,171	304,679	454,636	694,019
General and administrative	399,507	320,872	650,960	660,271
Net Option and warrant expense (Note 16(b))	328,040	(151,812)	423,219	(151,812)
Write Off of acquisition costs	-	35,703	-	149,067
Professional fees	75,233	58,841	148,106	125,838
Interest	31,001	6,894	42,852	8,410
Debenture Financing Costs (Note 15)	31,059	16,489	31,059	16,489
Amortization of Long lived Assets (Note 3 and 16(a))	17,157	91,854	37,226	185,135
	1,085,168	683,520	1,788,058	1,687,417

Net loss for the period	(1,072,067)	(669,337)	(1,728,113)	(1,611,053)

Deficit, beginning of period	(14,977,337)	(9,932,143)	(14,321,291)	(8,990,427)

Deficit, end of period	$(16,049,404)	$(10,601,480)	$(16,049,404)	$(10,601,480)

Loss per common share, basic and diluted	$(0.026)	$(0.023)	$(0.042)	$(0.059)

ASTRIS ENERGI INC.	Statement III
(A Development Stage Company)
Consolidated Interim Statement of Cash Flows
(Canadian Dollars)
(Unaudited - See Notice to Reader)
	For the three months ended June 30, 2006	For the three months ended June 30, 2005	For the six months ended June 30, 2006	For the six months ended June 30, 2005

Operating
Loss for the period	$(1,072,068)	$(669,337)	$(1,728,113)	(1,611,053)
Items not requiring cash
Depreciation and amortization of Capital Assets	17,157	91,853	37,226	185,135
Amortization of Debenture Financing costs	31,059	16,489	31,059	16,489
Consulting and professional fees paid in capital stock to non-related parties	312,831	302,610	459,512	383,639
Consulting fees paid in capital stock to related parties	62,500	273,308	282,533	273,308
Net Warrants and Options issued for services	328,040	-	423,219	-
Forfeiture of Options (Note 16(b))	-	(151,812)	-	(151,812)
Stock based compensation to employees	-	3,500	-	29,182
Net change in non-cash working capital balances related to operations (Note 8)	(245,364)	(153,469)	(28,791)	333,880
	(565,845)	(286,858)	(523,355)	(541,232)
Investing
Purchase of property, plant and equipment	-	(16,292)	(4,500)	(44,816)
Cash acquired on purchase of Astris sro	-	-	-	87,091
Astris sro pre-acquisition costs written off	-	-	-	48,190
Deferred Financing costs for $US Convertible Debentures	(472,349)	-	(472,349)	-
Filing for Patent Protection	(6,182)	-	(14,064)	(7,639)
	(478,531)	(16,292)	(490,913)	82,826
Financing
Issuance of $Can 6% Convertible Debentures	-	-	-	420,000
Issuance of $US 10% Convertible Debentures	1,672,500	-	1,672,500	-
Issuance of common shares	-	-	-	31,250
	1,672,500	-	1,672,500	451,250

Net increase (decrease) in cash during period	628,124	(303,150)	658,232	(7,156)

Cash, beginning of period	57,965	474,345	27,857	178,351

Cash, end of period	$686,089	$171,195	$686,089	$171,195

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2006 and 2005

June 30, 2006 and 2005
1.  DESCRIPTION OF BUSINESS AND GOING CONCERN

Astris Energi Inc. (the “Company”) designs, develops, manufactures and sells alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services.  The Company is based in Mississauga, Canada.

Since inception, the efforts of the Company have been devoted to the development of AFCs for industrial, commercial, educational, scientific, transportation and similar applications.  To date, the Company has not earned significant revenues and is considered to be in the development stage. Currently the Company has two projects under development at its Canadian division and two at its Czech Republic division.

a)	Canadian Division

(i) POWERSTACK MC250 Project

The POWERSTACK MC250 project represents fuel cell stack improvement in several aspects of AFC technology. The POWERSTACK MC250 is at a pre-commercial stage.

(ii) E8 Generator Project

The E8 generator project uses the POWERSTACK MC250 to produce 2.4 kW of nominal rated power. The E8 generator is ready to be installed in demonstration and pilot applications.

b)	Czech Republic Division

(i) Verification of electrode production technology.

(ii) Research and Development of fuel cells with a liquid electrolyte

This project has been grant assisted by the Czech Government (Ministry of Industry and Trade of the Czech Republic) which amount was netted against the related expenses.

Going Concern

The financial statements of the Company have been prepared on a going concern basis which contemplates the realization of assets and discharge of obligations in the normal course of business as they come due.  No adjustments have been made to assets or liabilities in these financial statements should the Company not be able to continue normal business operations.

The Company has incurred several years of losses. At June 30, 2006, the Company reported a deficit and continues to expend cash amounts that significantly exceed revenues.  These conditions cast substantial doubt on the ability of the Company to continue in business and meet its obligations as they come due. Management is considering various alternatives. Nevertheless, there is no assurance that these initiatives if undertaken will be successful.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2006 and 2005

1.  DESCRIPTION OF BUSINESS AND GOING CONCERN (continued)

The Company’s continuance as a going concern is dependent on the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from its own resources or from third parties, the commercialization of one or more of the Company’s research projects and the Company achieving profitable operations.  In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, and differences from the carrying amounts reported in these financial statements could be material.

2.	UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited balance sheet at June 30, 2006 and the unaudited interim consolidated statements of operations and deficit and cash flows for the six months ended June 30, 2006 and 2005, have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2005. These interim financial statements include all adjustments which, in the opinion of management, are necessary for the fair presentation of the results of operations for the interim periods presented. Results for the six months ended June 30, 2006 are not necessarily indicative of the results to be expected for the full year. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual audited financial statements for the year ended December 31, 2005.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Effective January 1, 2005, the Company, Astris Energi Inc., and its wholly-owned subsidiary, Astris Inc. were amalgamated to streamline administrative functions. The amalgamated Company continues with the same name as the parent company.

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and reflect the accounts of the parent company and its holding company 2062540 Ontario Inc. which holds all the outstanding shares of its foreign subsidiary, Astris sro. Astris s.r.o. was acquired on January 27, 2005. All intercompany transactions and balances have been eliminated on consolidation.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2006 and 2005

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenues from the sale of fuel cell products and related components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable and collection is reasonably assured.

Revenues relating to engineering and testing services are recognized as the services are rendered.

Change in Accounting Estimate for Amortization Expense

Effective January 1, 2005, the company adopted a new amortization policy across all its operating divisions on a go forward basis. The rates noted below reflect this new policy.

Cash and Short Term Deposits

Cash and Short Term deposits comprise certain highly liquid instruments with a maturity of three months or less when purchased.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less provision for amortization and impairment where indicated. Amortization is provided over the estimated useful lives of these assets on a straight line basis, except as noted, calculated as follows:

Building	40 years
Office furniture and Fixtures	10 years
Machinery and Equipment	5 years
Leasehold Improvements	Term of the lease

In the event that the future undiscounted net cash flows relating to these long lived assets are less than their carrying amounts, they are written down to fair value.  Such impairment loss is reflected in the operations of the year when impairment occurs.

Inventory

Inventory is valued at the lower of cost or market value. Cost is determined on a first in first out basis.

Development costs and scientific research

All costs relating to scientific research and product evaluation are expensed as incurred. Product development costs are expensed as incurred unless the product or process is clearly defined, the associated costs can be identified, technical feasibility is reached, there is intention to produce or

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2006 and 2005

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

market the product, the future market is clearly defined, and adequate resources exist or are expected to be available to complete the project.  To date, these criteria have not been met and, accordingly, no development costs have been deferred.

Investment tax credits and government grants received toward these costs are netted against the related expenses.  Investment tax credits are recognized in the period in which the credits are earned and realization is considered more likely than not. Government grants are recognized when collected.

Income Taxes

Income taxes are recorded using the liability method.  Future income and deduction amounts arise due to temporary differences between the accounting and income tax bases of the Company’s assets and liabilities.  Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment.  Valuation allowances are provided to the extent that realization of such benefits is considered to be more unlikely than not.

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year.  Actual amounts could differ from those estimates.

Financial instruments

    The Company uses no Financial Instruments.

The Company is exposed to risks arising from fluctuations in interest rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to interest risk.

The Company is exposed to credit risk on the accounts receivable from its customers.  In order to reduce its credit risk, the Company has adopted credit policies which include the payment of small orders by credit card before shipping, the analysis of the financial position of its customers, the regular review of their credit limit and a requirement of a substantial deposit from the customer prior to beginning production of a major order.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2006 and 2005

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company is exposed to risks arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign exchange risk.

Stock based compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. This standard was effective January 1, 2002 and requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting. For fiscal years beginning before January 1, 2004, this standard allows the estimated fair value of stock awards granted to employees to be either recognized as a compensation expense, or alternatively, disclosed in the notes to the financial statements, with accompanying disclosure of pro-forma net earnings and earnings per share data as if the estimated fair-value of the stock-based compensation had been recognized in earnings.

Effective January 1, 2003, the Company has voluntarily adopted early application of the portion of the standard related to grants of stock options to employees. Under the standard, grants of stock options to employees are recognized in earnings as a compensation expense, based on the estimated fair value at the date of the grant. This accounting change has been applied prospectively for options granted to employees on or after January 1, 2003.

Foreign currency translation

Integrated foreign operations are translated using the temporal method. Under this method, monetary items are translated at the exchange rate prevailing at the balance sheet date, non-monetary items are translated at historical exchange rates and revenue and expenses are translated at the average rate during the period.

Loss per share

Basic loss per share is calculated on the weighted average number of common shares outstanding during the year.  The diluted loss per share is calculated based on the weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2006 and 2005

4. PROPERTY, PLANT AND EQUIPMENT

	2006	2006	2006
	Cost	Accumulated	Net Book
		Depreciation	Value

Property, Plant and Equipment

Land	128,940		128,940
Building	242,838	14,588	228,250
Machinery and Equipment	243,420	63,206	180,214
Furniture and Fixtures	38,198	9,606	28,592
Leasehold Improvements	10,939	10,939	-

	664,335	98,339	565,996

Technology and Patent Costs

Technology (Note 16)	1,500,000	1,500,000	-
Patents	27,204	1,337	25,867
	1,527,204	1,501,337	25,867

	2005	2005	2005
Cost		Accumulated	Net Book
Depreciation			Value
Property, Plant and Equipment

Land	128,935		128,935
Building	235,400	2,943	232,457
Machinery and Equipment	263,549	37,431	226,118
Furniture and Fixtures	40,909	11,609	29,300
Leasehold Improvements	10,939	8,740	2,199

	679,732	60,723	619,009

Technology and Patent Costs

Technology (Note 16)	1,520,848	152,084	1,368,764
Patents	13,141	234	12,907
	1,533,989	152,318	1,381,671

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2006 and 2005

5. RELATED PARTY TRANSACTIONS AND BALANCES

(a)  Astris sro

The Company acquired 100% of the ownership (increased from 30% ownership) in Astris sro, a Czech Republic company on January 27, 2005. The results of its operations from the effective date of January 2, 2005 are fully consolidated with the results of the Parent company. In prior years, this investment in Astris sro was accounted for on the equity basis. As the Company’s share of losses was in excess of the original investment, the investment had been written down to nil in a prior year.

The Company regularly subcontracts portions of its research and development activities to Astris sro. To facilitate these activities, the Company advances funds to them. In addition, the Company sells its products to Astris sro, as required. As at January 2, 2005, any funds advanced to Astris sro since acquisition and any trade receivables and payables have been eliminated on consolidation.

(b)	Amounts owing to Directors and Officers

	Position in	Purpose of
Entity	Company	Liability	Amount	Amount
			2006	2005

Anthony Durkacz	Director & Officer	Director's Fees	4,000	-
Fortius Research and Trading	Controlled by A.D	Consulting Fees	8,917	1,750
Michael Liik	Director	Director's Fees	4,000	-
Liikfam Holdings Inc.	Controlled by M.L.	Consulting Fees	28,500	1,750
Arthur Laudenslager	Director	Director's Fees	4,000	-
Brian Clewes	Director	Director's Fees	4,000	-
Jiri Nor	Director & Officer	Director's Fees	4,000	-
Macnor Corp	Controlled by J.N.	Consulting Fees	-	1,493
David Ramm	Director	Director's Fees	2,000	753
Gary Brandt	Director	Director's Fees	4,000	-
			63,417	5,746

(c) Compensation Expensed to Directors and Officers

The following amounts were expensed as consulting and other compensation to directors and officers:

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2006 and 2005

June 30, 2006 and 2005

5. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

	Position in
Entity	Company	2006	2005

Gary Brandt	Director	4,000	-
Brian Clewes	Director	4,000	-
Anthony Durkacz	Director & Officer	4,000	-
Fortius Research and Trading	Controlled by A.D	62,500	50,000
Arthur Laudenslager	Director	4,000	-
Liikfam Holdings Inc.	Controlled by M.L.	50,000	56,250
Macnor Corp re; Jiri Nor	Controlled by J.N.	80,000	80,000
Macnor Corp re; Peter Nor	Controlled by J.N.	48,000	48,000
Michael Liik	Director	4,000	-
Jiri Nor	Director & Officer	4,000	-
David Ramm	Director	2,000	-
Total		266,500	234,250

6.	INCOME TAXES

See Note 3.

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS

a) Share capital

Share capital consists of the following:

Authorized

Unlimited common shares
10,000,000 preferred shares

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2006 and 2005

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

Issued and outstanding
2006	2005
Common Shares	Common Shares

	Number	$ Value	Number	$ Value

Issued as at March 31	40,212,228	10,396,811	31,702,901	8,316,407

issued during the quarter
- in exchange for consulting and
professional fees and expenses from
non-related parties	1,565,637	312,830	1,103,757	302,610
- in exchange for compensation to employees	-	-	10,000	3,500
- in exchange for consulting and
professional fees and expenses from
related parties	297,152	62,500	687,951	173,308
- pay down liability to company controlled by a Director and Officer	-	-	125,000	26,150
- allocation of warrants for $US debenture holders		(622,119)
- expired warrants (Note 16(b))			-	26,935
	1,862,789	(246,789)	1,926,708	532,503

Balance, as at June 30	42,075,017	10,150,022	33,629,609	8,848,910

The weighted average number of shares outstanding during 2006 is 41,171,857 and 2005 was 27,246,289. These figures are used for purposes of calculating the loss per share. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted loss per share as the effect would be anti-dilutive.

No preferred shares have been issued.

(b) Common stock issued to settle obligations of the Company to directors, officers and former director of the Company.

In the three months ended June 30, 2005, the Company issued 812,951 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company and/or to companies owned by them.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2006 and 2005

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

For the three months ended June 30, 2006, the Company issued 297,152 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company and/or to companies owned by them.
		$ Value	Number
Name	Date	of Shares	of Shares	Services Performed

Liikfam Holdings	May 18	25,000	118,861	Finance/Consulting 1st quarter
Fortius Research and Trading	May 18	37,500	178,291	Finance/Consulting 1st quarter
		62,500	297,152

c)	Contributed surplus consists of the following:

	2006	2005

Contributed Surplus, March 31	4,157,918	3,274,276

Share value difference on repayment of liability to Company controlled by Director and Officer	-	73,850

Warrants issued to US investors for debenture of $1,500,000	655,757	-

Warrants issued to Can debenture holders to match terms with US debenture holders	157,485	-

Net of warrants issued and Expired (Note 16(b))	-	(26,935)

Warrants issued to non-related parties	170,555	-

Options forfeited by previous Director (Note 16(b))	-	(151,812)

Contributed Surplus, June 30	5,141,715	3,169,379

d) Common stock issued for cash

For the three months ended June 30, 2005 and 2006, there were no shares issued for cash.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2006 and 2005

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

e) Stock option plans

The Company has stock option plans for its employees and consultants who are regarded as integral to the progress of the Company and its operations. Options are normally issued as a bonus on employment or are tied into performance related compensation. Performance related compensation includes completion of research and development projects within specific timeframes and budget, achieving financial targets on behalf of the Company or introduction/referral/ completion of business agreements or arrangements. In general, the minimum vesting requirement of options issued is one year. The maximum term of options is five years from the grant date. Normally, the exercise price of the option is determined using the five-day closing average of the shares prior to the grant date.

On October 12, 2005, the Board of Directors received approval from shareholders at the Annual General Meeting to increase the common shares available for the Company’s Stock Option Plan by 2,000,000.

(i) Stock options granted:

During the three months ended June 30, 2005 and 2006, no stock options were granted.

(ii) Stock Options exercise:

For the three months ended, June 30, 2005 and 2006, no stock options were exercised.

(iii) Stock options expired or forfeited:

For the three months ended June 30, 2005, since a Director left, 300,000 options at $0.24 (U.S.) and 50,000 options at $0.505 (U.S) were forfeited for a net reduction in option expense of $151,812 included in Contributed Surplus as noted above. The option expense amount is based on the Black-Scholes model used at the time the option was expensed. For the three months ended June 30, 2006, no stock options expired nor were forfeited. (See Note 16(b)).

(iv) Stock option valuation:

When stock options are granted, they are valued using the Black-Scholes option pricing model with numerical assumptions of the following factors: risk-free interest rate, expected life, expected volatility, the closing rate of exchange on the issue date and no dividends.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2006 and 2005

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(v) Summary Table

Weighted
Average
	Options For	Exercise
	Common Shares	Price U.S.$

Balance, March 31, 2006	4,093,840	0.25
Granted	nil	nil
Exercised	nil	nil
Forfeited or Expired	nil	nil
Balance, June 30, 2006	4,093,840	0.25

f) Common share purchase warrants

10,156,000 warrants were issued in 2005 as follows:

	Issue Date	Expiry Date	Number of Warrants	Exercise Price
Recipient
Macnor Corp	Jan. 27, 2005	Jan. 27, 2008	2,000,000	U.S. $0.75
Macnor Corp	Jan. 27, 2005	Jan. 27, 2008	2,000,000	U.S. $0.92
Macnor Corp	Jan. 27, 2005	Jan. 27, 2008	1,000,000	U.S. $1.08
Fraser MacKenzie Ltd.	Mar. 24, 2005	Mar 24, 2007	156,000	U.S.$ 0.23
New Century Capital Consultants	Aug. 02, 2005	Sept. 02, 2005	1,000,000	Expired
New Century Capital Consultants	Aug. 02, 2005	Nov. 02, 2005	1,000,000	Expired
New Century Capital Consultants	Aug. 02, 2005	Aug. 02, 2007	1,000,000	U.S. $0.25
Optima Capital	Aug. 02, 2005	Oct. 02, 2005	1,000,000	Expired
Bina Consulting	Aug. 08, 2005	Aug. 08, 2007	800,000	U.S. $0.36
Elliott Goldstein Consulting	Aug. 08, 2005	Aug. 08, 2007	200,000	U.S. $0.36
			10,156,000

During the six months ended June 30, 2006, the Company issued 7,040,100 common share purchase warrants as follows:

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2006 and 2005

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

	Issue Date	Expiry Date	Number of Warrants	Exercise Price
Matthew Chipman	Mar. 15, 2006	Mar. 15, 2009	500,000	U.S. $0.19
Michael Sheppard	Mar. 15, 2006	Mar. 15, 2009	500,000	U.S. $0.19
Belcourt Development Corporation Profit Sharing Plan	Mar. 22, 2006	Mar. 22, 2009	88,900	U.S. $0.19
Belcourt Development Corporation	Mar. 22, 2006	Mar. 22, 2009	255,600	U.S. $0.19
Alternate Energy Corporation	May 22, 2006	Apr. 12, 2009	1,500,000	U.S. $0.19
Cornell Capital Partners	Apr 10, 2006	Apr 9, 2009	1,600,000	U.S. $0.19
Cornell Capital Partners	Apr 10, 2006	Apr 9, 2009	600,000	U.S. $0.20
Cornell Capital Partners	Apr 10, 2006	Apr 9, 2009	1,000,000	U.S. $0.30
Canadian Debenture Holders	Apr 10, 2006	Apr 9, 2009	405,300	U.S. $0.19
Canadian Debenture Holders	Apr 10, 2006	Apr 9, 2009	151,988	U.S. $0.20
Canadian Debenture Holders	Apr 10, 2006	Apr 9, 2009	253,312	U.S. $0.30
Ardour Capital Investments	Apr 10, 2006	Apr 10, 2010	185,000	U.S$0.275
			7,040,100

During the six months ended June 30, 2006, 625,000 common share purchase warrants from 2003 expired.

As at June 30, 2006, there were 18,795,459 common share purchase warrants outstanding. These warrants have expiry dates ranging from July 2006 to April 2010. The weighted average exercise price of the warrants was $0.54 (U.S.).

8. CONSOLIDATED STATEMENTS OF CASH FLOW

The net change in non-cash operating working capital balances related to operations consists of the following:
Net change in non-cash operating working capital	For the three months ended June 30, 2006	For the three months ended June 30, 2005	For the six months ended June 30, 2006	For the six months ended June 30, 2005

Decrease (increase) in receivables	$ (6,501)	$ 1,188	$ 107,799	$ 3,623
Decrease (increase) in prepaid expenses	35,189	(12,640)	47,604	(30,036)
Decrease (increase) in investment tax credits refundable	-	-	-	199,586
Decrease (increase) in government receivables	(5,812)	7,919	14,333	17,651
Decrease (increase) in inventory	-	-	13,657	3,063
Increase (decrease) in payables and accruals	(215,422)	(229,249)	(194,328)	60,680
Increase (decrease) in Advances from related parties	(50,000)	-	-	-
Increase (decrease) in deferred revenue	(2,818)	79,313	(17,856)	79,313
	$ (245,364)	$ (153,469)	$ (28,791)	$ 333,880

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2006 and 2005

9.	SEGMENTED FINANCIAL INFORMATION

The Company currently operates in a single reporting segment, being the design, development, manufacturing and sale of alkaline fuel cells (AFCs), alkaline fuel cell systems, fuel cell and battery test loads and also provides engineering and other services.  Most of the Company’s long term assets are located in the Czech Republic.  Revenue is derived primarily from the sale of goods and services to customers in the following locations and amounts.

	2006	2005

Canada	$698	$52,971
United States	51,693	19,931
Rest of World	7,554	3,462
	$59,945	$76,364

10.  CAN $420,000 CONVERTIBLE DEBENTURE RENEGOTIATED

On March 15, 2005, the Company entered into a subscription (the “Agreement) to issue a Can$420,000 secured convertible debenture (the “debenture”) to Canadian Accredited Investors. The maturity date of the debenture was December 10, 2005. The Company did not have the ability to pay the debt when due and has negotiated a new convertible debt agreement. The $Canadian convertible debentures now have the same terms and conditions as the $US debentures on a pari passu basis and are due on April 9, 2009. In conjunction with the renegotiation of debt terms, the Canadian Convertible Debenture Holders were issued the following warrants: (i) 253,312 shares of the Company’s common stock at an exercise price of US $0.30 per share; (ii) 151,988 shares of the Company’s common stock at an exercise price of US $0.20 per share and (iii) 405,300 shares of the Company’s common stock at an exercise price of US $0.19 per share.

11. COMMITMENTS

The Company has an operating lease for office and laboratory space. The minimum annual lease payments under the terms of the existing leases are $ 13,920 to October 31, 2006, plus a proportionate share of common area costs. The lease expires as of October 31, 2006. The Company is negotiating the term of the lease for a minimum of one year.

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2006 and 2005

13. STATEMENT OF EQUITY

The Statement of Equity from January 1, 1995 to the present is as follows:

				Deficit
				Accumulated
				During
	Number of	Consideration	Contributed	Development
	Shares Issued	Amount	Surplus	Stage	Total

Balance, January 1, 1995	5,000,000	$558,927	$-	($ 628,162)	($ 69,235)
To purchase Astris Inc. at December 31, 1995	1,500,000	150,000	-	-	150,000

Balance, December 31, 1995	6,500,000	708,927	-	(628,162)	80,765
Loss for the year	-	-	-	(1,055,819)	(1,055,819)

Balance, December 31, 1996	6,500,000	708,927	-	(1,683,981)	(975,054)
Issued for cash on exercise of warrants	3,220,000	3,220	-	-	3,220
Issued for cash on exercise of warrants	174,850	175	-	-	175
Issued in exchange for outstanding liabilities	748,706	374,354	-	-	374,354
Loss for the year	-	-	-	(89,568)	(89,568)

Balance, December 31, 1997	10,643,556	1,086,676	-	(1,773,549)	(686,873)
Loss for the year	-	-	-	(138,660)	(138,660)

Balance, December 31, 1998	10,643,556	1,086,676	-	(1,912,209)	(825,533)
Loss for the year	-	-	-	(40,666)	(40,666)

Balance, December 31, 1999	10,643,556	1,086,676	-	(1,952,875)	(866,199)
Consulting fees to non-related parties	62,500	10,500	-	-	10,500
Consulting fees to non-related parties	18,750	10,500	-	-	10,500
Consulting fees to related parties	200,000	50,000	-	-	50,000
Cash on exercised warrants	102,900	103	-	-	103
Share issuance for outstanding liabilities	1,110,078	277,519	-	-	277,519
Loss for the year	-	-	-	(35,580)	(35,580)

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2006 and 2005

13. STATEMENT OF EQUITY (continued)

				Deficit
				Accumulated
				During
	Number of	Consideration	Contributed	Development
	Shares Issued	Amount	Surplus	Stage	Total

Balance, December 31, 2000	12,137,784	1,435,298	-	(1,988,455)	(553,157)
Consulting fees to non-related parties	182,300	99,672	-	-	99,672
Consulting fees to related parties	341,885	208,050	-	-	208,050
Cash on exercise of options	325,000	121,206	-	-	121,206
Loss for the year	-	-	-	(593,984)	(593,984)

Balance, December 31, 2001	13,340,219	2,059,226	-	(2,582,439)	(523,213)
Consulting fees to non-related parties	486,050	166,801	-	-	166,801
Consulting fees to related parties	657,925	207,456	-	-	207,456
Issued for cash	2,006,250	628,631	-	-	628,631
Share adjustment	(384,041)	(80,025)	391,378	-	311,353
Consulting and professional fees paid in options to non-employees	-	-	83,354	-	83,354
Warrants issued	-	(456,850)	456,850	-	-
Loss for the year	-	-	-	(738,762)	(738,762)

Balance, December 31, 2002	16,106,403	2,525,239	931,582	(3,321,201)	135,620
Consulting fees to non-related parties	209,082	136,122	-	-	136,122
Consulting fees to related parties	412,825	266,247	-	-	266,247
Repayment of advances from directors	45,500	20,400	-	-	20,400
Issued for cash	2,456,615	1,193,165	-	-	1,193,165
Warrants issued	-	(797,320)	797,320	-	-
Options to non-employees	-	-	131,063	-	131,063
Options to employees	-	-	188,377	-	188,377
Loss for the year	-	-	-	(2,206,969)	(2,206,969)

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2006 and 2005

13. STATEMENT OF EQUITY (continued)

				Accumulated
				During
	Number of	Consideration	Contributed	Development
	Shares Issued	Amount	Surplus	Stage	Total

Balance, December 31, 2003	19,230,425	3,343,853	2,048,342	(5,528,170)	(135,975)
Consulting fees to non-related parties	1,728,872	890,096	-	-	890,096
Consulting fees to related parties	586,592	332,360	-	-	332,360
Repayment of advances from directors	293,751	128,000	-	-	128,000
Issued for cash	4,476,911	2,161,587	-	-	2,161,587
Warrants issued	-	(628,822)	628,822	-	-
Options to non-employees	-	-	192,481	-	192,481
Options to employees	-	-	140,892	-	140,892

Loss for the year	-	-	-	(3,462,257)	(3,462,257)

Balance, December 31, 2004	26,316,551	6,227,074	3,016,647	(8,990,427)	253,294
Acquisition of sro	5,000,000	1,955,000	254,000	-	2,209,000
Consulting fees to non-related parties	4,305,927	1,294,214	-	-	1,294,214
Consulting fees to related parties	1,884,091	454,308	-	-	454,308
Repayment of advances by director	125,000	26,150	73,850	-	100,000
Options exercised for cash	275,000	73,350	-	-	73,350
Options to employees	-	-	21,144	-	21,144
Options to related parties	-	-	215,030	-	215,030
Warrants issued to non-related parties	-	-	482,068	-	482,068
Loss for the year	-	-	-	(5,330,864)	(5,330,864)

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2006 and 2005

13. STATEMENT OF EQUITY (continued)

				Accumulated
				During
	Number of	Consideration	Contributed	Development
	Shares Issued	Amount	Surplus	Stage	Total

Balance, December 31, 2005	37,906,569	$10,030,096	$4,062,739	($14,321,291)	($288,456)
Consulting fees to non-related parties	2,519,676	459,512	-	-	459,512
Consulting fees to related parties	1,648,772	282,533	-	-	282,533
Options to non-related parties	-	-	5,003	-	5,003
Warrants to US debenture holders	-	(622,119)	622,119	-	-
Warrants to non-related parties	-	-	451,854	-	451,854

Loss for the period	-	-	-	($1,728,113)	($1,728,113)

Balance June 30, 2006	42,075,017	$10,150,022	$5,141,715	($16,049,404)	($757,667)

14.  PRIOR YEAR AMOUNTS INCLUDED IN THE DEVELOPMENT STAGE COMPANY

On December 31, 1995, the Company was redefined as a development stage company in accordance with Accounting Guideline AcG-11, “Enterprises in the Development Stage”. The amount included in the opening deficit at December 31, 2005 is $628,162. All amounts recorded in the “inception to date” category as comparative amounts have been accumulated since December 31, 1995.

15. DEBENTURE FINANCING COSTS

The Debenture Financing costs for the US$1,500,000 are being amortized over 36 months. The Debenture Financing costs for the Can $420,000 debentures were amortized over nine months.

16.	(a) THE WRITE OFF OF TECHNOLOGY ASSET IN Q4 2005

In the fourth quarter of 2005, management made a decision to write off the value of the Technology asset and nominal goodwill acquired by the Company on the purchase of Astris sro. Under U.S. GAAP, the acquisition of this significant asset cannot be recognized. Management decided to write off this acquired asset under Canadian GAAP as well to simplify any accounting and administrative complexities. Had this accounting change been made in the first and second quarters of 2005, the revised balance sheet would have shown Technology and Patent Costs reduced by $ 1,368,764 with a resulting total assets of $896,320. There would have been a corresponding increase in the loss by

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2006 and 2005

16. (a) THE WRITE OFF OF TECHNOLOGY ASSET IN Q4 2005 (continued)

$1,368,764. The Shareholders’ Equity of $1,416,809 would have been reduced to $ 48,045. The comparable depreciation expense for 2005 would have been reduced to $ 33,051. There would be no change in cash flow as a result of this accounting change.

16. (b) THE REVERSAL OF THE ACCOUNTING FOR FORFEITURES AND EXPIRY OF
 OPTIONS IN Q4 2005

In the fourth quarter of 2005, the Company was advised that the reversal of warrants expired and options forfeited resulting in a reduction of stock compensation expenses and a reduction in Contributed Surplus was not a method recognized under GAAP. Had the proper method been followed in Q2 of 2005, the year to date loss for the six months ended June 30, 2005 would have increased by $151,812. Contributed surplus would have increased to $3,348,126 and share capital would have decreased by $26,935 with no net change to the Shareholders’ Equity. There would be no change in cash flow as a result of this accounting change.

16. (c) THE COMBINED IMPACT

The combined impact of the above adjustments can be summarized as follows:

	2005 Originally Presented	2005 Revised

Technology and Patent Costs	1,381,671	12,907
Total Assets	2,265,084	896,320
Share Capital	8,848,910	8,821,975
Contributed Surplus	3,169,379	3,348,126
Year-to-Date Net Loss	(1,611,053)	(3,131,629)
Deficit	(10,601,480)	(12,122,056)
Shareholders’ Equity	1,416,809	48,045

17. SUPPLEMENTARY DISCLOSURES WITH RESPECT TO CONSOLIDATED STATEMENT OF CASH FLOW AND NON-CASH ITEMS

	Six months ended June 30, 2006	Six months ended June 30, 2005

Non-cash financing and investing activities
Common Shares issued to purchase Astris sro	-	1,955,000
Warrants issued to purchase Astris sro	-	254,000

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
June 30, 2006 and 2005

18. INVESTMENT FROM CORNELL CAPITAL PARTNERS, LP OF US $ 1,500,000

The Company entered into a Securities Purchase Agreement (the “Agreement”) on April 10, 2006 with Cornell Capital Partners, LP an institutional investor, relating to the sale of one million five hundred thousand dollars ($1,500,000) of secured convertible debentures (the “Convertible Debentures”), which will be convertible into shares (the “Conversion Shares”) of the Company’s common stock (the “Common Stock”) of which seven hundred and fifty thousand dollars ($750,000) was funded on April 18, 2006 (the “First Closing”) and seven hundred and fifty thousand dollars ($750,000) was funded on June 9, 2006 (the ‘Second Closing”) for a total purchase price of one million five hundred thousand dollars ($1,500,000), (the “Purchase Price”). Pursuant to the Agreement, the investor also received common stock purchase warrants (the “Warrants”) to purchase (i) 1,000,000 shares of the Company’s common stock at an exercise price of $0.30 per share; (ii) 600,000 shares of the Company’s common stock at an exercise price of $0.20 per share and (iii) 1,600,000 shares of the Company’s common stock at an exercise price of $0.19 per share. The Company received net proceeds from the First Closing of six hundred and seventeen thousand five hundred dollars ($617,500) and from the Second Closing of six hundred fifty two thousand dollars ($652,000) which are to be used primarily for working capital purposes. The Debentures are due April 9, 2009.

The Convertible Debentures have an initial conversion price of the lesser of (i) a price equal to US $.2483 (the “Fixed Conversion Price”) or (ii) ninety percent (90%) of the lowest daily Volume Weighted Average Price of the common stock during the ten (10) trading days immediately preceding the Conversion Date as quoted by Bloomberg, LP per share and provides for anti-dilution protection (in certain circumstances). At the Fixed Conversion Price, the Convertible Debentures will be convertible into an aggregate of 6,041,079 shares of common stock. The Convertible Debentures bear interest at 10% per annum. Interest is payable in cash or, at the Company’s option, in shares of common stock (the “Interest Shares”) provided certain conditions are satisfied. At any time after their respective issuance dates and prior to April 9, 2009, the Convertible Debentures may be redeemed at the election of the Company at the principal amount, plus accrued but unpaid interest, subject to the satisfaction of certain conditions.

The Investor was granted a security interest in the assets of the Company and the assets of the Company’s subsidiary 2062540 Ontario Inc.

The Warrants may be exercised for cash, as indicated above, and also contain a cashless exercise provision, which may be exercised in certain circumstances. The Warrants provide for anti-dilution protection in certain circumstances. The Warrants are exercisable for 1,000,000, 600,000 and 1,600,000 shares of Common Stock (the “Warrant Shares”), respectively, and if fully exercised for cash at the initial exercise price, the Warrant could yield approximately $724,000 of additional proceeds to the Company.